Exhibit 12

TEXTRON FINANCIAL CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

Nine Months Ended
September 30, 2008

Income before income taxes	$73

FIXED CHARGES:
Interest on debt	227
Estimated interest portion of rents	2

Total fixed charges	229

Adjusted income	$302
Ratio of earnings to fixed charges(1)	1.32x

(1)	The ratio of earnings to fixed charges has been computed by dividing income before income taxes and fixed charges by fixed charges. Fixed charges consist of interest on debt and one-third rental expense as representative of interest portion of rentals.